FILE NO. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND
RULE 12d3-1 UNDER THE ACT

CANTILEVER CAPITAL, LLC

83 East Avenue, Suite 201

Norwalk, CT  06851

203-855-8885

All Communications, Notices and Orders to:

David Ballard
Managing Member
Cantilever Capital, LLC
83 East Avenue, Suite 201
Norwalk, CT  06851

Copies to:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

June 8, 2010

This document contains 13 pages, which have been numbered sequentially.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CANTILEVER CAPITAL, LLC 83 East Avenue, Suite 201 Norwalk, Connecticut 06851 File No. 812- Investment Company Act of 1940	) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND RULE 12d3-1 UNDER THE ACT

INTRODUCTION

In this application (the Application”), Cantilever Capital, LLC (“Applicant”), a Delaware limited liability company that intends to operate as a closed-end management investment company and to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “1940 Act”), applies for and requests an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act, exempting Applicant from the provisions of Section 12(d)(3) of the 1940 Act and Rule 12d3-1 thereunder in order to permit Applicant to acquire the securities of various investment managers, each of which Applicant believes will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the 1940 Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

This application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The relief requested by Applicant will be referred to herein as “Relief.”  No form having been specifically prescribed for this application, Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

BACKGROUND

A.            General

Applicant(1) intends to operate as a non-diversified closed-end, externally managed investment company, with Cantilever Group, LLC acting as manager of Applicant (the “Adviser”), and to elect to be treated as a business development company under Section 54 of the 1940 Act.  Accordingly, Applicant will invest more than 70% of the total value of its assets in securities of the types of small, domestic, private companies described in Section 55 of the 1940 Act.  Applicant will offer to make available to the companies in which it invests, and if desired by such companies provide, managerial services, including: distribution and marketing advice, guidance on industry best practices, advice on planning, strategy/product development, geographic expansion and M&A/joint ventures, liftouts; advice on operations, accounting, legal, capital structure/HR/compensation, general management and industry networking.  Applicant may acquire a substantial number of investments in Investment Managers (defined below) prior to the time it elects to be treated as a business development company under the 1940 Act.

The companies in which Applicant will invest will be private companies engaged exclusively in the investment management business (each, an “Investment Manager”), with the exception that certain Investment Managers may, through affiliates or subsidiaries, also provide broker-dealer services in connection with distribution of their investment products or as part of a wealth management business.  None of the Investment Managers will be part of a larger financial institution.

Applicant intends to provide debt capital to Investment Managers, including Investment Managers that are or may become registered under the Investment Advisers Act of 1940 (the “Advisers Act”).  The debt capital to be provided by Applicant and/or its affiliates will involve a transaction whereby in exchange for a non-voting, non-controlling loan, each Investment Manager will issue a participating convertible debt security to Applicant (each, a “Note” or a “Loan”).  Each Note will have a coupon and will provide for repayment of principal at the Note’s maturity (such maturity is contemplated to be twenty years after the issue date) in the event that it is not converted into equity of the underlying Investment Manager at such time.  The participation-based payment structure of each of the Notes will be based on the revenues of the underlying Investment Manager or on its assets under management.  If converted into equity, in general it is expected that in most cases the equity received from the conversion of the Notes would consist of non-voting securities and in any case would not represent more than 25% of the outstanding voting securities, or otherwise constitute control, of the underlying Investment Manager.  The Applicant believes that each Note will be an “investment security” as defined in Section 3(a)(2) of the 1940 Act.  The Notes will not be actively or publicly traded; rather, they will be purchased by Applicant in highly negotiated “one-off” private transactions and, generally, held to maturity.

(1)  For purposes of this Application, “Applicant” means Cantilever Capital, LLC or any successor entity to Cantilever Capital, LLC.

Applicant will elect in the year of its public offering to be treated as a registered investment company (“RIC”) under the Internal Revenue Code of 1987, as amended (the “Code”).  Applicant applied for, and received, from the Internal Revenue Service, a private letter ruling on August 5, 2008 confirming that income and gains from the Loans will be treated as qualifying income under section 851(b)(2) of the Code.

B.            The Adviser

The Applicant will be managed by the Adviser.  The Adviser was organized to manage the Applicant and does not intend to engage in any other business.  The Adviser is owned by the individuals who will manage the activities of the Adviser.

C.            Applicant’s Investments

Applicant believes that Section 60 of the 1940 Act will require the Applicant, once it has elected to be a business development company, to comply with, among other sections, Section 12 of the 1940 Act.  Due to the fact that most of the issuers of the Notes are expected to be registered investment advisers and it is expected that most investments in the Notes will exceed the quantitative limitations set forth in Rule 12d3-1(b), absent exemptive relief, the Applicant would not be in compliance with Section
12(d)(3) or Rule 12d3-1 of the 1940 Act.  In certain instances, and for separate business reasons, the actual issuer of the Note may not be the registered investment adviser itself, but instead a company or a natural person that holds an ownership interest in the registered investment adviser.

Applicant expects that more than 15% of the revenues of each Investment Manager will be from “securities related activities” as such term is defined in Rule 12d3-1(d)(1) of the 1940 Act.  Applicant believes the vast majority of each Investment Manager’s revenue will be earned by charging a management fee based upon the assets under management and/or through the use of a performance fee.  The amount of Applicant’s investments in each of the Notes, which Applicant believes will be treated as equity securities for purposes of Rule 12d3-1, will likely constitute more than 5% of the outstanding equity securities of each Investment Manager at the time of the investment.  However, in certain instances an investment by Applicant may constitute less than 5% of the outstanding equity securities of an Investment Manager at the time of the investment.  In the event Applicant invests in Notes of an Investment Manager that are treated as debt securities for purposes of Rule 12d3-1, the principal amount of that debt will likely exceed 10% of the outstanding principal amount of the Investment Manager’s debt securities.  However, in certain instances an investment by Applicant may constitute less than 10% of the outstanding principal amount of an Investment Manager’s debt securities at the time of the investment.

In addition, Applicant believes that there will be instances whereby more than 5% of the value of Applicant’s assets will be invested in each of several of the Investment Managers.  In order to comply with the Code’s diversification requirements for regulated investment companies(2), it is contemplated that, with respect to at least 50% of Applicant’s assets,

(2)   Code Section 851(b)(3) requires that A) at least 50% of the value of a regulated investment company’s total assets is represented by (i) cash and cash items (including receivables), government securities and securities of other regulated investment companies, and (ii) other securities for purposes of this calculation limited, except and to the extent provided in subsection (e), which relates to the furnishing of capital to development corporations, in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the taxpayer and to not more than 10% of the outstanding voting securities of such issuer.

each of the investments in an Investment Manager will not constitute more than 5% of the Applicant’s assets at the time of investment. However, with respect to the remaining 50% of Applicant’s asset value, Applicant intends to make investments that each constitute more than 5 but less than 25% of the value of Applicant’s assets, as measured at the time of the acquisition.

APPLICABLE LAW AND EXEMPTIVE RELIEF REQUESTED

Section 6(c) of the 1940 Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction from any provision of the 1940 Act or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 12(d)(3) of the 1940 Act prohibits a registered investment company from acquiring any security issued by any person who is a broker, dealer, engaged in the business of underwriting, a registered investment adviser.  Section 60 of the 1940 Act extends the prohibitions of Section 12(d)(3) to issuers that have elected to be treated as business development companies under the 1940 Act.  Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions.  First, paragraph (a) of Rule 12d3-1 provides an exemption from Section 12(d)(3) to permit an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues.  In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition, (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities.  Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or investment adviser.

Applicant hereby applies for an order pursuant to Section 6(c) of the 1940 Act exempting Applicant from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit Applicant to invest in the equity securities of various Investment Managers, each of which Applicant believes will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” in excess of the quantitative limitations set forth in Rule 12d3-1(b).  Applicant will comply with all other requirements of Rule 12d3-1.

DISCUSSION

A.            PURPOSES OF SECTION 12(d)(3)

The Commission has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes.(3) First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.”  The Commission further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.(4)  Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.(5) However, as the Commission acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”(6)

1.             Avoiding the Entrepreneurial Risks of Securities Related Businesses.

Applicant does not believe that its investment in various Investment Managers raises the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3).  The Commission has stated in regards to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”(7) The Commission has noted that since 1940 the ownership structure of most securities related issuers has changed from a partnership to a corporate form.(8) The Commission has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”(9) Applicant does not believe there is a large number of Investment Managers in existence in the United States that are

(3)       Investment Company Act Release No. 13725 (January 17, 1984).  See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)

(4)       Continuing, “[t]he provisions of the section generally are intended to prevent ... cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.

(5)       See Investment Company Act Release No. 13725 (January 17, 1984).

(6)       Id.

(7)       Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (September 16, 1993).

(8)       Id.

(9)       Id.

not organized as corporations or other limited liability entities; however, Applicant will invest only in Investment Managers organized as corporations or other limited liability entities.

Congress’ concerns regarding entrepreneurial risk will also be mitigated by disclosure to investors in Applicant’s prospectus in connection with its initial public offering and its ongoing disclosure as a public company following the offering, as the disclosure will describe the fact that Applicant’s business is purchasing Notes in Investment Managers.  As a result, investors in Applicant will be informed of the risks, including entrepreneurial risk, of investing in Applicant. Therefore, only persons or entities that explicitly intend and desire to have exposure to Investment Managers will purchase shares in Applicant.

2.             Elimination of Reciprocal Practices Between Investment Companies and Securities Related Businesses.

In addition to limiting the entrepreneurial risks of investing in securities related businesses, the practical effect of Section 12(d)(3) is to eliminate the possibility of certain conflicts of interest and reciprocal practices between investment companies and securities related businesses.(10)

In general, Applicant believes that, as a provider of a specialized form of debt capital to companies that are in a small subset of the securities-related business (namely investment management), there are very few possible situations where Applicant and the entities from which it purchases Notes would have even the possibility of having any commercial or other relationship other than actually making a Loan itself.  Applicant’s business is limited to investing in private investment managers, and the Adviser’s business is limited to managing the Applicant.  As a result, the only commercial activity of the Applicant and the Adviser will be investing in Investment Managers and overseeing those investments.  Similarly, the Investment Managers will be private companies that are expected to be primarily engaged in the business of providing investment advice to clients, (and possibly engaging directly or through affiliates in the a broker-dealer business to meet the distribution needs of any funds they manage or to meet wealth management needs of clients). Accordingly, it is highly unlikely that the activities of an Investment Manager and its affiliates would intersect with the activities of Applicant or the Adviser, other than in connection with the making of a Loan.  Therefore, it will be easy administratively and practically to prohibit Applicant from having other commercial relationships with its investees and their affiliates.

One potential risk that has been noted by the Commission is that an investment company might purchase “securities or other interests in a broker-dealer to reward that broker-dealer for selling fund shares, rather than solely on investment merit.”(11) The Relief will not create potential conflicts of interest for Applicant or its shareholders because as a condition to the Relief, no Investment Manager or affiliate of an Investment Manager or client of an Investment Manager will be permitted to buy, sell or otherwise trade securities issued by Applicant or any of its affiliated persons, as such term is defined in Section 2(a)(3) of the 1940 Act.

(10)     See Investment Company Act Release No. 13725.

(11)     See id.

Another potential conflict of interest is that investment advisers could be influenced to recommend to their clients certain investment companies which invest in such investment adviser or its affiliates, and thereby use the investment companies’ assets to boost the price of the broker-dealer’s securities.(12) As noted above, as a condition to the Relief, the Investment Managers and their respective affiliated persons will not be permitted to sell any securities issued by Applicant as an underwriter, will not make a market in any securities issued by Applicant and will not act as agent or as a broker in connection with the sale of any shares of the Applicant and will not recommend investing in securities of Applicant.

The Commission has also stated that another purpose of Section 12(d)(3) is to prevent investment companies from directing “brokerage to a broker-dealer in which the company has invested to enhance the broker-dealer’s profitability or to assist it during financial difficulty, even though the broker-dealer may not offer the best price and execution.”(13) The business of Applicant is to provide specialized debt capital to Investment Managers.  Unlike the Indian financial firm in which the Millennium India Acquisition Company Inc. invested,(14) and unlike the investment advisers that existed in the first half of the twentieth century, Investment Managers today typically do not serve as underwriters or broker-dealers, except to the limited extent described above.(15)  As a result, it is highly unlikely that there would be any opportunity to engage in any transaction with an Investment Manager or its affiliates, other than Applicant’s investment (and any follow-on investment) in such Investment Manager.

3.             Liquidity of Investment Company Portfolio.

In adopting Section 12(d)(3), Congress was also concerned with the liquidity of an investment company’s portfolio. (16)  The shareholders that invest in Applicant, will have done so for the specific purpose of buying and holding a vehicle that provides for an investment in Investment Managers.  Liquidity of Applicant’s portfolio is not a concern for these investors.  In addition, because Applicant is a closed-end management investment company that does not offer redeemable securities, Applicant is not required by the 1940 Act or applicable guidance from the Commission or its staff to hold a minimum amount of liquid assets.  As a result, liquidity concerns do not affect Applicant.

Applicant believes its proposed acquisitions of the securities of various investment managers does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Applicant believes that the standards set forth in Section 6(c) have been met.

(12)     See, e.g., American Medical Association, SEC No-action letter (pub. avail. April 23, 1978).

(13)     See Investment Company Act Release No. 13725.

(14)     In the Matter of Millennium India Acquisition Company, Inc.; (File No. 812-13464) Investment Company Act  Release No. 28121; (January 6, 2008).

(15)     Certain Investment Managers may, through affiliates or subsidiaries, provide broker-dealer services in connection with the distribution of their investment products or as part of a wealth management business.

(16)     See Investment Company Act Release No. 13725.

B.            PRECEDENT

The Commission has previously been willing to permit investments of up to 10% of total assets by investment companies in issuers that derive more than 15% of their gross revenues from securities related activities.  First, the Commission has granted relief under the predecessor rule to Rule 12d3-1 (rule 12d-1) to a number of securities related issuers to permit an investment company to invest up to 10% of its assets in that issuer, so long as gross revenues from the issuer’s securities related businesses did not exceed 25% of its total gross revenues.(17) In those applications, the issuers sought the relief due to acquisitions of broker-dealer and investment banking firms.  As a result of those acquisitions and the surge in commission revenues by major retail securities firms, the issuers expected that they would derive more than 15% of their gross revenues from securities related activities.

The applicants argued that, absent the requested relief, registered investment companies may be precluded from purchasing, or may be compelled to sell, the issuers’ securities notwithstanding the fact that the acquisition of such securities did not present the dangers which Section 12(d)(3) purports to address.  Applicants further argued that, as the relief requested related only to investments in securities by the issuer, the question whether such an investment might expose an investment company to the entrepreneurial risks of the investment banking business must be viewed in the context of the financial position of the issuer and all of its subsidiaries on a consolidated basis.

Furthermore, the Commission has granted relief to closed-end management investment companies to purchase securities issued by affiliated persons of the funds’ principal underwriter that were directly or indirectly engaged in a securities related business.(18) The applicants argued that investors were protected because the terms of the securities to be purchased would be fully disclosed to investors before they made the decision to purchase the investment company shares.  The Commission also permitted a closed-end management investment company to purchase 100% of the stock of an investment adviser and broker-dealer because the acquisition had been negotiated at arm’s length, was unanimously approved by the investment company’s board of directors, including non-interested directors, and was subject to approval of a majority of the investment company’s common stockholders.(19)  The Commission granted further relief to a closed-end management investment company allowing for the investment of approximately 80% of its total assets in two issuers, each of which derive more than 15% of their gross revenues from securities related activities.(20)  The applicant argued that

(17)     In the Proposing Release, the Commission noted that the limits proposed for Rule 12d3-1 were modeled after the limits contained in previously granted exemptive applications.  See Proposing Release, supra, at n. 23.  See, e.g., Kemper Corp., Investment Company Act Release Nos. 13319 (June 14, 1983) (order) and 13249 (May 17, 1983) (notice); American Express Co., Investment Company Act Release Nos. 13061 (March 2, 1983) (order) and 12987 (Jan. 21, 1983) (notice).

(18)     HSBC Securities (USA) Inc., et al., Investment Company Act Release Nos. 24011 (Sept. 14, 1999) (order) and 23963 (Aug. 23, 1999) (notice).

(19)     Baker, Fentress & Company, et al., Investment Company Act Release Nos. 21949 (May 10, 1996) (order) and 21890 (April 15, 1996) (notice).

(20)     In the Matter of Millennium India Acquisition Company, Inc.; (File No. 812-13464) Investment Company Act  Release No. 28121; (January 6, 2008).

investors in the applicant were protected because they had the opportunity to either approve or reject the proposed investment after full disclosure.

The Commission has also provided exemptive relief under Section 6(c) of the 1940 Act to permit unit investment trusts to invest more than 10% of their assets in securities of issuers that derive more than 15% of their gross revenues from securities related activities.(21)

In granting each of these applications, the Commission has found that the proposed investments do not raise the concerns that underlie Section 12(d)(3).  Similarly, for the reasons set forth above, together with the proposed conditions for the granting of exemptive relief, Applicant believes that the Acquisition Transaction does not raise the concerns underlying Section 12(d)(3).

CONDITIONS

The Applicant agrees that any order granted under this Application will be subject to the following conditions:

1.             Neither Applicant nor any of its affiliates will engage in any transaction with an investee other than (i) the investment in the investee (and any follow-on investment) and (ii) providing managerial assistance to an investee.  The managerial assistance that will be provided will be as described above, and will not involve an investee firm’s investment process or investment decisions.  The conditions intended to prevent reciprocal practices set forth below will not prevent Applicant from providing any such managerial assistance, as the nature of the management assistance will not involve any activities that might constitute a reciprocal practice.

2.             No investee or affiliate of an investee or client of an investee or affiliate of an investee will buy, sell or otherwise trade securities issued or owned by Applicant or any of its affiliates.  Nor will any investee or affiliate of an investee sell any securities issued or owned by Applicant or any of its affiliates as an underwriter, make a market in any securities issued or owned by Applicant or act as agent or as a broker in connection with the sale of any securities issued or owned by Applicant or any of its affiliates or recommend to its client the purchase of any such securities.

3.             Neither Applicant nor any of its affiliates will use any investee or any affiliate thereof as a broker-dealer for the purchase or sale of any portfolio securities.

4.             No investee or affiliate of any investee will act as custodian for Applicant or any of its affiliates, nor will it provide any other services to Applicant or any of its affiliates.

5.             No officer of Applicant or member of Applicant’s board of directors will be affiliated with an investee or affiliate of an investee — Applicant will not have board seats, will not participate in management or have other indicia of control under the Advisers Act (other than

(21)     See, e.g., Corporate Income Fund, et al., Investment Company Act Release Nos. 23373 (Aug. 4, 1998) (order) and 23308 (July 9, 1998) (notice); Defined Asset Funds, Investment Company Act Release Nos. 19456 (May 5, 1993) (order) and 19388 (April 7, 1993) (notice).

typical rights of debt holders, including, but not limited to, access to certain information).  The only affiliation Applicant (or any of its officers or members) will have will be as a provider of debt capital.

6.             Applicant’s Chief Compliance Officer will monitor and report to Applicant’s board no less than annually on compliance with these conditions.

7.             Applicant will comply with the provisions of Rule 12d3-1, except for paragraph (b) solely to the extent necessary to permit Applicant to invest (x) more than 5% of the value of its total assets in equity securities issued by a registered investment adviser, (y) in more than 5% of the outstanding equity securities of a registered investment adviser, and (z) in more than 10% of the outstanding principal amount of a registered investment adviser’s debt securities, provided that, (i) immediately after Applicant makes an investment permitted by (x) and/or (y), not more than 50% of the value of Applicant’s total assets will consist of investments permitted by (x) and/or (y), (ii) in no event will Applicant acquire more than 25% of the outstanding voting securities of a registered investment adviser or otherwise control a registered investment adviser, and (iii) immediately after Applicant makes an investment permitted by (z), not more than 10% of the value of Applicant’s total assets will consist of investments permitted by (z).  For the purposes of this paragraph, the terms “equity security” and “debt securities” have the meanings given them in  Rule 12d3-1.

AUTHORITY

Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Applicant declares that its managing members have authorized the execution and filing of this Application and any further amendments thereto and all requirements of its charter and by-laws have been complied with regarding the execution and filing of this Application.

The verification required by Rule 0-2(d) is set forth below.

UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as set forth above, under Section 6(c) of the 1940 Act exempting Applicant from the provisions of Section 12(d)(3) and Rule 12d3-1 thereunder to the extent necessary to permit Applicant to provide debt capital to various investment managers, each an issuer that derives more than 15% of its gross revenues from securities related activities, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

Pursuant to Rule 0-2(c) of the General Rules and Regulations under the 1940 Act, the Applicant declares that this Application is signed by David Ballard

Dated:  June 8, 2010

CANTILEVER CAPITAL, LLC

By:

/s/ David Ballard

David Ballard
Managing Member

Verification of Application and Statement of Facts

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated June 8, 2010 for and on behalf of Cantilever Capital, LLC (the “Company”); that he is a managing member of the Company; and that all action by the managing members and other persons necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David Ballard
David Ballard